UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  FORM 10-SB/A
                                 AMENDMENT NO. 2



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                           GOLDEN RIVER RESOURCES INC.
                 (Name of Small Business Issuer in its Charter)



             NEVADA                                         98-0187538
   (State or other jurisdiction                          (I.R.S. Employer
  of incorporation or organization)                     Identification No.)


                 2420 PANDOSY STREET, KELOWNA, BRITISH COLUMBIA,
                      CANADA, V1Y 1T8 (Address of principal
                               executive offices)

                    Issuer's Telephone Number: (250) 717-1049

           Securities to be registered under Section 12(b) of the Act:
                                      NONE

           Securities to be registered under Section 12(g) of the Act:
                          COMMON STOCK, $.001 PAR VALUE
                                (Title of class)

                                     PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

CORPORATE HISTORY

As used herein, the term "Company" refers to Golden River Resources Inc., a corporation incorporated under the laws of Nevada. The Company is engaged in the exploration of its precious mineral resource property. The Company indirectly, through subsidiaries, owns an interest in a mineral property located in Durango State, Mexico. This interest is comprised of an option to acquire an interest in a mineral property in consideration of cash payments, share issuances and exploration expenditures.

The Company was incorporated under the laws of the State of Nevada on June 17, 1997. The Company has one subsidiary: Rob Roy Resources Inc. ("Rob Roy"), all of the shares of which are owned directly by the Company. Rob Roy owns all of the shares of La Mexicana Resources S.A. de C.V. ("La Mexicana"). The Company, through its subsidiaries, is engaged in the acquisition and exploration of a precious mineral property.

In May 1998, the Company completed a private placement of 3,568,000 shares of its Common Stock, resulting in gross proceeds of $35,680. In June 1998, the Company sold 200,000 shares of Common Stock for gross proceeds of $10,000. In December 1998, the Company sold 1,800,000 shares of Common Stock for gross proceeds of $90,000.

On March 10, 1999, the Company completed the purchase of all of the issued and outstanding shares of Rob Roy, a non-reporting company incorporated in British Columbia, Canada, on June 13, 1997. The Company issued, on a one-for-one basis, 6,454,872 shares of its Common Stock (the "Takeover Shares") in exchange for 6,454,872 common shares without par value of Rob Roy. Certificates for 15% of the Takeover Shares issued to Rob Roy's shareholders were subject to a restrictive legend which expired on May 11, 1999; certificates for an additional 15% of the Takeover Shares were subject to a restrictive legend which expired on September 11, 1999; and the certificates for the balance of 70% of the Takeover Shares are subject to a restrictive legend expiring on January 11, 2000.

After the completion of the purchase, Rob Roy became a subsidiary of the Company. Rob Roy owns 100% of the shares of La Mexicana, a company incorporated pursuant to the laws of Mexico on February 12, 1998. La Mexicana is a company engaged in the acquisition and exploration of a natural resource property located in the area of Durango, Mexico. Rob Roy does not have an interest in any other companies.

The Company engaged in two other private placements of Common Stock: 2,000,000 shares for gross proceeds of $700,000 in April 1999 and 750,000 shares in September 1999 to satisfy an obligation to pay for services.

On October 13, 1999, the Company entered into an agreement with Peter Holstein, on behalf of himself and all other shareholders of Transmeridian Exploration Inc., a British Virgin Islands company engaged in oil and gas exploration ("Transmeridian"), to purchase all of the issued and outstanding shares of Transmeridian by issuing shares of Common Stock of the Company. The number of shares issued are to be determined by the net asset value of the oil and gas properties owned by Transmeridian at the closing date divided by $5.00 for proven reserves and $10.00 for probable reserves. An independent and certified oil and gas valuator is to be engaged to value the Transmeridian assets.
Consummation of the acquisition of Transmeridian is subject to several conditions, including satisfactory due diligence of Transmeridian, its net asset value, and its principals; execution of a formal purchase agreement; approval of the transaction by the shareholders of the Company; the furnishing of financial statements by Transmeridian which will meet the requirements of the Securities and Exchange Commission; and the execution of a satisfactory employment agreement with Peter Holstein. If the acquisition is completed, the Company will use its reasonable best efforts to change its name to "Transmeridian Exploration Inc.", and to arrange for a private placement in the minimum amount of $2,000,000 to cover immediate working capital and project costs. Also upon closing, Peter Holstein will have the right to designate four persons for appointment to the board of directors of the Company. Since the Company has just started its due diligence work on Transmeridian, management does not know whether the acquisition will be consummated or when closing would occur. If the acquisition were to occur, the Company would be entering into a different line of business, oil and gas exploration, which entails risks different from those encountered in the mining industry. Further, if the acquisition were to occur, the Company would also face the risk of doing business in Russia, Kazakhstan, and Turkmenistan. As of March 29, 2000, no progress has been made by the Company towards the proposed acquisition of Transmeridian.


On October 25, 1999, the Company entered into a nonbinding letter of intent with OREX Gold Mines Corporation to use its method for processing gold ores. Management anticipates that the process may be useful in connection with the Mexicana I property if the Company's exploration work on the property yields promising results. The OREX method is apparently one that is non-toxic, as opposed to the conventional cyanide leaching method. The Company is still investigating this method. The parties have not yet negotiated any terms of a working relationship.

MINING OPERATIONS AND RISKS

The mining property is an exploration property and does not have any proven mineral reserves. Should mineral reserves be discovered on the property, it is anticipated that the minerals would be predominately gold and silver. See Part I
- Item 3. Description of Property below. Development of the mining property will only follow upon obtaining satisfactory results from an exploration program.

Exploration for and the development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration activities will result in any discoveries of commercial bodies of ore. The long term profitability of the Company's operations will be in part directly related to the cost and success, if any, of its exploration programs, which may be affected by a number of factors. Additional substantial risks exist should the Company undertake any type of development work.

Exploration for natural resources involves many risks, which even a combination of experience, knowledge, and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incident to exploration for resources, any of which could result in work stoppages, damage to persons or property, and possible environmental damage. Although the Company has or will obtain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable risks, or the Company might not elect to insure itself against such liabilities due to the high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

All phases of the Company's operations are subject to environmental regulation. Generally, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation,  if  any,  will  not  adversely  affect  the  Company's  operations.
Environmental permits are not required for the proposed Phase 1 and 2 exploration programs on the La Mexicana property. Before drilling and any major surface disturbance, it will be necessary to file a report on the flora of the area. For mine development, it would be necessary to obtain state and municipal approval with similar, but less stringent requirements than in the United States or Canada. Given the early stage of exploration, it is premature to discuss the specifics of the environmental permitting process, since the size, type, and existence of an ore body has not been defined, and there is no assurance that an ore body will be located on the property.

Although the Company has or intends to obtain title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned. In some countries, the system for recording title to the rights to explore, develop, and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. Also, in many countries claims have been made and new claims are being made by aboriginal peoples that call into question the rights granted by the governments of these countries.

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of base and precious metals such as gold and silver. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international, economic, and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and therefore the economic viability of the Company's exploration project, cannot accurately be predicted.

There are many individuals and companies that are engaged in the mining business. Some of which are very large, established mining companies with substantial capabilities and long earning records. The Company may be at a competitive disadvantage in acquiring mining properties or in purchasing, leasing, or obtaining mining equipment since it must compete with these individuals and companies, most of which have greater financial resources and larger technical staffs than the Company. There can be no assurance that the Company will be successful in prospecting for or acquiring additional mining claims or leases, or in arranging for their exploration.

Water is essential in all phases of the exploration and development of mineral properties and the milling of any ore obtained as a result. It is used in such processes as exploration drilling, leaching, placer mining, dredging, testing, and hydraulic mining. Furthermore, any water that may be found will be subject to acquisition pursuant to state, federal and foreign water law, and its use will be subject to regulation pursuant to local, state, federal and foreign water quality standards. Management does not expect any significant difficulties with respect to this matter. Water sufficient for mining purposes is available on the La Mexicana concession.

MINERAL INDUSTRY OF MEXICO

The Mexican government commenced privatization efforts in the late part of the 1980's. The Mining Law of 1992 generally encourages domestic investment and foreign participation in the mining industry. The Mining Law permits direct investment, with up to 100% of equity, in exploration works and activities and allows, through a 30-year trust mechanism, up to 100% foreign participation in mineral production.

In addition, in 1989 Mexico reduced the corporate income tax to 35% and in 1991 eliminated the mineral production tax.

Government approval is not required for the proposed Phase 1 work program on the La Mexicana project. An environmental assessment report must be filed for the specific areas disturbed in Phase 2. This will be done when these areas are outlined. The filing of the environmental assessment report is a minor expense in the overall budget. Besides an operating license, it will be necessary to obtain permits for water well usage, water discharge, land use, explosives, and hazardous materials handling. The Company is not aware of any major environmental or regulatory issues that might impede its exploration efforts on the La Mexicana property. See Part I - Item 3. Description of Property below.

EMPLOYEES

As of the date of this registration statement, the Company employs two people full-time at its Kelowna office and technical staff to carry out its projects in Mexico on an as-needed basis, including the President of the Company, David St. Clair Dunn, P. Geo.


ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


Effective March 10, 1999, the Company completed the acquisition of 100% of the outstanding common shares of Rob Roy. As the Rob Roy shareholders obtained effective control of the Company through the exchange of their shares of Rob Roy for shares of the Company, the acquisition has been accounted for in these consolidated financial statements as a reverse acquisition. Consequently, the consolidated statements of loss and deficit and changes in cash flows reflect the results from operations and changes in financial position of Rob Roy, the legal subsidiary, since inception combined with those of the Company, the legal parent, from the date of acquisition on March 10, 1999, in accordance with generally accepted accounting principles for reverse acquisitions. In addition, the comparative figures are those of Rob Roy, the legal subsidiary.



The Company's fiscal year end is June 30. The following is a summary of certain selected financial information for the six months ended December 31, 1999, the fiscal year ended June 30, 1999, and the period from its date of incorporation to June 30, 1998. Reference should be made to the financial statements attached to this registration statement to put the following summary in context. All dollar figures referred to in this section relating to the Company are listed in US dollars unless otherwise noted.



-------------------------------------------------------------------------------------------------------------------
                                                                                          INCEPTION (JUNE 13, 1997)
                                  SIX MONTHS ENDED             YEAR ENDED JUNE 30,             1997) TO JUNE 30,
                                  DECEMBER 31, 1999                    1999                    1998 (UNAUDITED)
-------------------------------------------------------------------------------------------------------------------
Revenues                                    --                           --                           --
-------------------------------------------------------------------------------------------------------------------
(Loss) from
continuing operations               $   (262,530)                $   (1,202,151)               $    (509,208)
-------------------------------------------------------------------------------------------------------------------
(Loss) per common
share                               $      (0.02)                $        (0.15)               $       (0.26)
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                   DECEMBER 31, 1999              JUNE 30, 1999                JUNE 30, 1998
-------------------------------------------------------------------------------------------------------------------
Working capital
(deficiency)                        $   (262,530)                $     (170,390)               $      (28,983)
-------------------------------------------------------------------------------------------------------------------
Total assets                        $     23,164                 $       72,797                $       12,798
-------------------------------------------------------------------------------------------------------------------
Long-term obligations               $       --                             --                           --
-------------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS


The Company's level of activity was substantially higher in during the fiscal year ended June 30, 1999, as compared to the previous period. Expenses were $1,202,151 for 1999 as compared to $509,208 for 1998. The most significant increases were in the areas of exploration of mineral properties ($245,210) due to the drill program undertaken on the La Lajita property, professional fees ($152,065) primarily due to the legal and accounting expenses incurred with the acquisition of Rob Roy, and travel and promotion ($136,384) due to travel to Mexico and financial public relations work. Additionally, the Company wrote-off $576,050 in 1999 upon its decision to abandon the La Lajita property. After completing the exploration program on the La Lajita property, the Company decided to terminate its option. The Company made option payments of $534,214, issued 350,000 shares valued at $17,500, and incurred exploration expenditures in excess of $300,000 prior to terminating its option in September 1999.


From June to July, 1999, a 943.9-meter diamond drilling program was carried out on the La Lajita property in the area recommended by the Company's consulting geologists as having the highest possibility of containing an open pittable precious metals resource. The results obtained by the Company in September 1999 revealed that the drilling did not outline sufficient mineralization (material containing minerals of value) at high enough grades to continue exploration of the property. While underground mining targets with good potential remain on the property, they do not fit the Company's corporate objectives.


During the six months ended December 31, 1999, the Company incurred a loss of $262,530 due to expenditures for consulting fees ($94,765), exploration of mineral properties ($42,406), professional fees ($44,465), travel and promotion ($28,355), and general and administrative ($21,977). In addition, $30,000 in option payments to acquire mineral properties was written off. This compares to a loss of $505,510 for the six months ended December 31, 1998, with the most significant expenditure being $297,602 in option payments to acquire mineral properties written off.



Due to the lack of any revenues, and the cumulative losses of $1,711,359 incurred through June 30, 1999, and $1,973,889 through December 31, 1999, there is a substantial doubt about the Company's ability to continue as a going concern, as noted in the report of the independent auditors on the Company's financial statements. The Company requires additional financing to continue operations and to undertake the exploration programs described below. If it is unable to obtain such financing, it may be unable to continue operations or engage in the exploration programs.


FINANCIAL CONDITION


Since inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities for cash required to fund the administration of the Company. From its inception through December 31, 1999, the Company has raised $730,823, net of share issuance costs from the sale of its Common Stock. In addition, 850,000 shares have been issued for mineral property options and 200,000 shares have been issued for services. Since the Company does not expect to generate any revenues in the near future, it will have to continue to rely upon sales of equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.


At June 30, 1999, the Company had a working capital deficiency of $170,390, as compared to $28,983 at June 30, 1998. The increase in the working capital deficiency can be attributed to the cash outlays for payments on mineral properties and mineral property exploration made during the fiscal year ended June 30, 1999. The cash outlays were as follows:

-------------------------------------------------------------------------------------------------------------------
                                Option Payments on
                                 Mineral Properties
                                  Including Value                     Exploration
Property                            Added Taxes                      Expenditures                  Total
-------------------------------------------------------------------------------------------------------------------
La Lajita                             $372,294                         $245,210                   $617,504
-------------------------------------------------------------------------------------------------------------------
La Mexicana                           $204,294                             --                     $204,294
-------------------------------------------------------------------------------------------------------------------
                                      $576,588                         $245,210                   $821,798
-------------------------------------------------------------------------------------------------------------------


Other than as described under "Properties of La Mexicana", the Company does not have any interest in any properties.



At December 31, 1999, the Company had a working capital deficiency of $249,782. The increase was due primarily to the loss incurred during the six months then ended.


PLAN OF OPERATION


In addition to option payments of $5,000 due toward the January 1, 2000 installment , the Company is required to invest a total of $300,000 on or before June 12, 2000 and $1,000,000 on or before February 12, 2001 on work commitments. The Company must also issue 750,000 shares of Common Stock by March 2002. The Company issued the minimum of 250,000 shares by February 12, 2000, leaving 500,000 shares to be issued by March 2002. The Company plans to conduct a Phase 1 regional geochemical survey over the La Mexicana property at a cost of approximately $19,000. The Phase 1 program will be followed by a Phase 2 program at a cost of approximately $77,000. The Company does not presently have the funds available for either the Phase 1 or Phase 2 program and will have to raise additional funds by way of debt or equity in order to finance same. It does not have any arrangements for such funding at present. See Part I - Item 3. Description of Property, below, for more detail on the proposed work programs of the Company. If the Company were unable to raise the funds necessary to satisfy the option payment and work commitment requirements, the Company would seek an extension from the optionor of the Mexicana I property. There is no assurance that the Company would be able to obtain an extension. If the Company defaulted in its obligations, the option agreement would be terminated and the Company would lose everything of value paid for the property.


In addition to the property obligations described in the preceding paragraph, the Company has only normal trade obligations. As of December 31, 1999, these trade obligations were $140,570, of which $129,066 was outstanding for more than 90 days. The officers and directors of the Company and the persons to whom the long-term debt of $100,233 is owed, have not given the Company a fixed date for repayment.

As of December 31, 1999, the Company had approximately $8,500 cash on hand. However, in January 2000, the Company borrowed $75,000, which will be sufficient to satisfy its cash requirements for the next four to six months of minimal operations. The Company would be able to maintain an office, but would not be able to undertake the exploration programs on the property, make any option payments, or service any existing debt. The Company does not intend to hire any more full-time employees over the next 12 months. Subject to the availability of funds the Company will hire additional employees and consultants on a part-time basis in order to carry out its proposed work programs. The Company does not intend to make any purchases of plant or equipment over the next 12 months.

If the Transmeridian transaction should be completed, the Company would be required to arrange for a private placement in the minimum amount of $2,000,000 to cover immediate working capital and project costs. Since the Company has just started its due diligence work on Transmeridian and no progress has been made in recent months, management does not believe that the acquisition of Transmeridian is probable. Accordingly, the Company has not made any plans with respect to a proposed private placement.


YEAR 2000 READINESS DISCLOSURE

The Year 2000 issue refers to the inability of computer and other information technology systems to properly process date and time information due to the programming of a two digit year rather than a four digit year. The risk is that a system will recognize the digits "00" as 1900 rather than the year 2000, or that the system may not recognize "00" as a year at all. As a result, computers and embedded processing systems may be at risk of malfunctioning, particularly during the transition from 1999 to 2000.

The Company has completed its assessment of the impact of Year 2000 issues on its business operations. The Year 2000 issue may affect the Company in four principal areas including: (1) computer systems such as personal computers, operating systems, business software, and application software including accounting systems, technical support software and administration software; (2) field assets (primarily embedded systems) such as programmable logic controllers and equipment control panels; (3) other systems such as telephones, photocopiers and facsimile machines; and (4) third-party suppliers and service providers such as banks and insurance companies.

To date, the Company has implemented and tested its computer software and hardware for Year 2000 compliance and has concluded that its hardware and software is Year 2000 compliant.

The Company's Year 2000 program is designed to reduce the Company's risk of material losses due to the Year 2000 issue. Management does not anticipate any material adverse effect from the Year 2000 issue; however, the Company cannot be certain that it will not suffer material adverse effects in the event that third parties upon which the Company is dependent are unable to resolve their Year 2000 issues.


ITEM 3.  DESCRIPTION OF PROPERTY

PROPERTY SUMMARY

La Mexicana, a wholly owned subsidiary of Rob Roy, acquired options to purchase rights to certain mineral properties in Mexico pursuant to certain agreements described below. La Mexicana's main focus had been on the La Lajita and Mexicana 1 properties located near Durango, Mexico. After performing a drill program on the La Lajita property, the Company decided that the La Lajita property did not warrant any further work and terminated its option on that property in September 1999.

TERMS OF OPTION ON MEXICANA 1

La Mexicana has entered into an agreement in writing (the "Alcaraz Agreement") dated February 12, 1998 and amended as of November 12, 1999, with ING. Cuitlahuac Rangel Alcaraz ("Alcaraz"), an arm's length party, to acquire the right and option to purchase an undivided 70% interest in the Mexicana I property located near Durango, Mexico. The option must be exercised by February 12, 2001. The Alcaraz Agreement requires the following payments, share issuances and exploration expenditures:

------------------------------------------------------------------------------------------------------------------------------
REQUIREMENT                                                                             STATUS
------------------------------------------------------------------------------------------------------------------------------
a) US$25,000 on or before the execution of the Alcaraz Agreement                        Paid
------------------------------------------------------------------------------------------------------------------------------
b) US$25,000 upon execution of the Alcaraz Agreement                                    Paid
------------------------------------------------------------------------------------------------------------------------------
c) US$50,000 on January 1, 1998 and every six months thereafter                         January 1, 1998; July 1, 1998;
until February 12, 2001, or until a positive bankable feasibility                       January 1, 1999; and July 1, 1999
study is completed, whichever is the earliest to occur*                                 payments made, and $45,000 of the
                                                                                        January 1, 2000 payment made
------------------------------------------------------------------------------------------------------------------------------
d) 250,000 shares upon the approval of the Alcaraz Agreement by                         Issued March 1999
any regulatory authority having jurisdiction
------------------------------------------------------------------------------------------------------------------------------

e) a further 750,000 shares of the Company within three years of                        250,000 shares issued prior to
the issuance under paragraph (d) above, with a minimum of                               February 12, 2000; 500,000 shares
250,000 shares to be issued by February 12, 2000                                        not due for issuance

------------------------------------------------------------------------------------------------------------------------------
f) a minimum amount of US$1,500,000 shall be invested on work                           Not due
commitments, according to the following budget schedule:
US$300,000 on or before June 12, 2000, and US$1,000,000 on or before February 12, 2001
------------------------------------------------------------------------------------------------------------------------------

*While the Agreement states that payments are to be made in August and February of each year, in practice, Alcaraz has expected, and the Company has paid, installments in January and July of each year.

La Mexicana shall also be responsible for the payment of value added tax of 15% on property payments and for mining taxes required to keep the property in good standing.

Alcaraz is the beneficial and registered concessionaire of 100% of the Exploration Mining Concession of the Mexicana 1 lot. During the term of this Agreement the Company has the exclusive right to explore the Property, subject to the Company obtaining appropriate surface rights and governmental authorizations.

The Alcaraz Agreement provides that after the exercise of the option, Alcaraz and the Company shall either become co-concessionaires of the Property or incorporate a new company that shall acquire the title to the Property.

MEXICANA 1 GROUP OF CLAIMS

LOCATION, ACCESS, PHYSIOGRAPHY AND POPULATION

Mexicana 1 property is located in the Municipality of Pueblo Nuevo, State of Durango, Mexico. The property consists of 20,477 hectares in three adjoining rectangular blocks.

Road access to the property is from El Salto on Highway 40 south, 50 kilometers to La Puerta, then southwest 10 kilometers to Cofradia, then 28 kilometers (2.5 hours) on a dirt track east to Los Naranjos. The western part of the Property can be accessed from the state of Sinola to the town of La Escondida, just inside the western edge of the property. The rest of the property is covered by networks of well-used trails.

Elevations on the property range from 290 meters on the San Antonio de Animas River in the southwestern corner of the property, to 2,520 meters in the northeast corner.

See the map on the following page.

[Map of area].

HISTORY AND PREVIOUS WORK

The only previous work seen was the La Mexicana excavations or workings. These consist of two adits (horizontal or nearly horizontal passages driven from the surface for the working of a mine) driven approximately five meters on narrow quartz veins on the west side of the arroyo of the Los Naranjos River. The Mexicana I monument is located in front of these workings, about 1.0 kilometers down the Los Naranjos River northwest of Los Naranjos. There are artisinal workers working the river gravels on a small scale, especially on the junction of the Arroyo of the Los Naranjos River and the Arroyo of the San Antonio de Animas River.

PROPERTY GEOLOGY

The Mexicana 1 property lies within the Sierra Madre Occidental Geological province, which is a 1200 kilometer long north-west trending belt of volcanic rocks 200 to 300 kilometers wide. Regional, northwest trending faults (breaks in rocks with noticeable movement or displacement of the rocks on either side of the break) are common throughout the province.

Gold mineralization in the area is found mainly in epithermal to mesothermal quartz veins and stockworks associated with caldera (collapsed volcano) complexes. Radiating faults, concentric ring faults, and particularly, their junctions in the caldera, are favorable areas for mineralization.

The Mexicana 1 property covers an approximately 15.0 meter diameter caldera, centered three kilometers west-northwest of Los Naranjos, on the San Antonio de Animas River. A granitic intrusion (a body of igneous rock formed below the surface)was observed in this area.

Two major structures were observed on the property and can be traced on satellite photographs. One structure trends 50 kilometers northwest through Los Naranjos. The Los Naranjos River follows part of this structure. The second structure trends east-northeast and can be traced for 55 kilometers. The San
Antonio de Animas River follows this structure for 15 kilometers from two kilometers above its junction with Los Naranjos River to the west-southwest. The junction of these structures is a very prospective area. It lies on the eastern boundary of Mexicana 1 property.

WORK PROGRAMS

The Company has not conducted any exploration on the Mexicana 1 property. Subject to the availability of funds, the Company plans to conduct a systematic regional mineral exploration program, consisting of regional scale stream geochemical sampling and rock sampling to test the area in the first quarter of 2000. The following table outlines the proposed budget for the La Mexicana property for the first quarter of 2000:

PROPOSED BUDGET FOR LA MEXICANA (IN US $):
PHASE 1
Research:         Government mining and geological information and claim status..................$       1,950
Regional geochemical and examination of showings
                  Geologist:                20 days @ $338.50/day................................        6,770
                  Assistant:                15 days @ $118.50/day................................        1,778
                  Vehicle:                  15 days @ $68/day....................................        1,020
                  Travel:                   2 @ $677.............................................        1,354
                  Room and board:           30 days @ $34/day....................................        1,020
                  Assays:                   300 samples @ $10/sample.............................        3,000
                  Communication:            .....................................................          339

                                       11



                  Expendables:              .....................................................          339
                  Report preparation        .....................................................          677
                  Contingency:              .....................................................          753
                                                                                                 -------------
Total Phase 1....................................................................................$      19,000
                                                                                                 -------------

PHASE 2 (Geological mapping, geochemical surveys, trenching and detailed sampling)
                  Geologist:                40 days @ $338.50/day................................$      13,540
                  Assistants:               2 for 30 days @ $135/day.............................        8,100
                  Vehicle:                  2 for 30 days @ $68/day..............................        4,080
                  Travel:                   3 @ $677.............................................        2,031
                  Room and board:           90 days @ $47/day....................................        4,230
                  Assays:                   2,100 @ $10/sample...................................       21,000
                  Communications:           .....................................................        1,693
                  Expendables:              .....................................................        2,640
                  Local labor:              4 for 15 days @ $27/day..............................        1,620
                  Mules:                    4 for 15 days @ $27/day..............................        1,620
                  Backhoe or small cat:     20 days @ $339/day...................................        6,780
                  Mob or demob for equipment.....................................................        1,354
                  Report preparation:       .....................................................        1,354
                  Contingency:              .....................................................        6,958
                                                                                                 -------------
Total Phase 2....................................................................................$      77,000
                                                                                                 -------------

TOTAL PHASES 1 AND 2.............................................................................$      96,000
                                                                                                 =============

LA LAJITA

La Mexicana entered into an agreement (the "Fuerte Mayo Agreement") dated February 12, 1998 with Fuerte Mayo S.A. de C.V. ("Fuerte Mayo"), an arm's length party, to acquire the right and option to purchase an undivided 60% interest in the La Esperanza, Guadalupe and Ampl. de Guadalupe mining Lots and the Santa Nino and Dos Hermanos mining lots located near Durango, Mexico.

An initial program of 943.9 meters of diamond drilling in 13 holes was carried out by Britton Hermanos, S.A. de C.V. under the supervision of Company personnel from April to June 1999.

After completing the exploration program on the La Lajita property, the Company decided to terminate its option since the drilling did not outline an open pittable resource of sufficient size to meet the Company's objectives. The Company paid acquisition costs $492,500, issued 350,000 shares and incurred exploration expenditures in excess of $300,000 on the La Lajita property prior to terminating its option.


ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth, as of December 31, 1999, the outstanding Common Stock of the Company owned or of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock, and the name and shareholdings of each Officer and Director and all Officers and Directors as a group.

                                                                PERCENTAGE OF
NAME                                    SHARES OWNED            COMMON STOCK
                                                                  OWNED(1)

DAVID ST. CLAIR DUNN(2)(3)                 100,000                 0.58%
1154 Marine Drive
Gibsons, British Columbia
Canada V0N 1V1

ROBERT BRUCE MANERY(2)(4)                  182,658                 1.06%
2420 Pandosy Street
Kelowna, British Columbia
Canada V1Y 1T8

ROGER WATTS(2)(4)                          195,200                 1.06%
200-537 Leon Avenue
Kelowna, British Columbia
Canada V1Y 2A9

BRIAN F.J. TROWBRIDGE                      800,000                 4.70%
Box 209, Chancery Court
Leeward Highway
Turks and Caicos
West Indies

ALL OFFICERS & DIRECTORS                   477,858                 2.75%
AS A GROUP(6)

--------------------------------------------------------------------------------

(1) This table is based on 17,005,072 shares of Common Stock outstanding on December 31, 1999. If a person listed on this table has the right to obtain additional shares of Common Stock within sixty (60) days from December 31, 1999, the additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.


(2) These individuals are the officers and directors of the Company and may be deemed to be "parents" of the Company as that term is defined in the rules and regulations promulgated under the federal securities laws.

(3)  Includes  options to purchase  100,000 shares of Common Stock. See Part I -
     Item 6. Executive Compensation.

(4)  Includes  options to purchase  150,000 shares of Common Stock. See Part I -
     Item 6. Executive Compensation.


(5) These shares are owned of record by Mischcorp Ltd.

(6)  Includes  options to purchase  400,000 shares of Common Stock. See Part I -
     Item 6. Executive Compensation.


ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age, and position of each officer and director of the Company. No director of the Company has been a director or officer of a company registered under the 1934 Act. Further, no directors or officers, promoters or control persons of the Company have in the past five years been involved in any bankruptcy, criminal proceedings or securities infractions.

--------------------------------------------------------------------------------
NAME                    AGE           POSITION

David St. Clair Dunn     47           President, Director

Robert Bruce Manery      52           Vice-President Corporate Development,
                                      Secretary, Director

Roger Watts              54           Chairman of the Board, Director
--------------------------------------------------------------------------------

All directors of the Company have served since April 7, 1999. The officers were elected on April 7, 1999, and will serve for one year or until their respective successors are elected and qualified.

DAVID ST. CLAIR DUNN       -   PRESIDENT, DIRECTOR

Self-Employed consulting geologist. Vice President of Exploration and director from April 1998 to April 1999 of ESM Resources Ltd., Vancouver, British Columbia, a company engaged in mineral exploration. Director of Hyperion
Resources Corp. from September 1997 to December, 1998, Vancouver, British Columbia, a mineral exploration company. Vice President Exploration of Consolidated Silver Tusk Mines Ltd., Vancouver, British Columbia, from May 1997 to December 1997. From November 1993 to November 1996 was the vice president and a director of Pioneer Metals Corp., Vancouver, British Columbia. From May 1990 to May 1993 was a consulting geologist to various public companies. Mr. Dunn is a registered professional geoscientist with the British Columbia Association of Professional Engineers and Geoscientists. He graduated from the University of British Columbia in Vancouver, with a Bachelor of Science degree in geology.

ROBERT BRUCE MANERY        -   VICE-PRESIDENT CORPORATE DEVELOPMENT, SECRETARY,
DIRECTOR

Since April 1975 has been the President of RB Graphics Canada Inc., Kelowna, British Columbia, an advertising and marketing company involved in the marketing of international trade shows. Also President of One of a Kind Incorporated, a company involved in the marketing of syndicated radio shows in North America (the Champ) and the marketing of international art and wine exposes from May 1991 to present. Mr. Manery does not have any previous mining experience.

ROGER WATTS               -   CHAIRMAN OF THE BOARD OF DIRECTORS

Barrister and Solicitor. Senior partner with the law firm of Salloum, Doak, Kelowna, British Columbia, since 1990


ITEM 6.  EXECUTIVE COMPENSATION

The following table sets forth information for all persons who have served as the chief executive officer of the Company since its inception in June 1997:

                           SUMMARY COMPENSATION TABLE

                                                                     LONG TERM COMPENSATION
                                                             ---------------------------------------
                                  ANNUAL COMPENSATION                 AWARDS               PAYOUTS
                            ------------------------------------------------------------------------
                                                  OTHER
                                                  ANNUAL     RESTRICTED     SECURITIES
NAME AND                                          COMPEN-       STOCK       UNDERLYING      LTIP       ALL OTHER
PRINCIPAL                     SALARY    BONUS     SATION       AWARD(S)      OPTIONS/      PAYOUTS      COMPEN-
POSITION             YEAR      ($)       ($)       ($)           ($)         SARS(#)        ($)        SATION($)
--------------------------------------------------------------------------------------------------------------------
David St. Clair     1999       -0-       -0-       -0-           -0-           -0-           -0-         $18,333
Dunn, President      (1)
--------------------------------------------------------------------------------------------------------------------
David Parsons,      1999       -0-       -0-       -0-           -0-           -0-           -0-           -0-
President            (2)
--------------------------------------------------------------------------------------------------------------------
Ryan Barnard,       1999       -0-       -0-       -0-           -0-           -0-           -0-           -0-
President           1998       -0-       -0-       -0-           -0-           -0-           -0-           -0-
                     (3)
--------------------------------------------------------------------------------------------------------------------
Nolan Moss,         1998      -0-        -0-       -0-           -0-           -0-           -0-           -0-
President            (4)

(1) Mr. Dunn has been the President since April 7, 1999. The amount paid was for geological work.
(2)  Mr. Parsons was the President from December 18, 1998 to April 7, 1999.
(3)  Mr. Barnard was the President from April 3, 1998 to December 18, 1998.
(4)  Mr. Moss was the President from June 17, 1997 to April 3, 1998.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

During the fiscal year ended June 30, 1999, the Board of Directors of the Company adopted a stock option plan, whereby directors, officers and employees of the Company were granted the right to subscribe for up to 10% of the issued and outstanding shares of the Company at prices to be fixed at the time of grant. No options were granted under this plan during the fiscal year ended June 30, 1999. On September 23, 1999, the Company granted stock options to purchase 1,450,000 shares of Common Stock exercisable at a price of $0.10 per share for 5 years. On September 22, 1999, the average of the bid prices was $0.115. Pursuant to the terms of the plan, the option price for non-qualified options is to be no less than 85% of fair market value as of date of grant. Accordingly, the options were granted with an option price of $0.10 per share. The following officers and directors were granted non-qualified stock options:

        ---------------------------------------------------------
        OPTIONEE                        NUMBER OF OPTIONS GRANTED
        ---------------------------------------------------------
        Roger Watts                              150,000
        ---------------------------------------------------------
        Bruce Manery                             150,000
        ---------------------------------------------------------
        David St. Clair Dunn                     100,000
        ---------------------------------------------------------

The options vest December 23, 1999 and expire September 23, 2004.

PLANS AND OTHER COMPENSATION

The Company paid management fees of $55,618 to Bruce Manery and Roger Watts during the year ended June 30, 1999.

No "Long Term Incentive Plan" has been instituted by the Company and none are proposed at this time. Accordingly, there is no LTIP Awards Table set out in
this  registration  statement.   The  Company  does  not  have  a  "Compensation
Committee".

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

PROPOSED COMPENSATION

The Company anticipates it will pay to David St. Clair Dunn, its president, compensation of $30,000 during the current fiscal year for geological work to be billed at his customary rates. Bruce Manery and Roger Watts are each paid Cdn.$3,500 per month as management fees.

In addition to the foregoing, officers and directors are also entitled to the reimbursement of all reasonable business expenses.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


At June 30, 1999 and December 31, 1999, $12,190 and $22,228, respectively, were owed to officers and directors of the Company for management fees.



On January 24, 2000, the Company borrowed $75,000 from a non-affiliated third party for a period of six months with interest at 8% per annum. The loan was guaranteed by Robert Bruce Manery and Roger Watts, officers and directors of the Company. The lender received 150,000 shares of Common Stock from a shareholder of the Company as consideration for making the loan to the Company.


ITEM 8.  DESCRIPTION OF SECURITIES


The authorized share capital of the Company consists of 50,000,000 shares of Common Stock at $0.001 par value and 1,000,000 shares of preferred stock ("Preferred Stock") at $0.01 par value. As at December 31, 1999, the Company has a total of 17,005,072 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.


COMMON STOCK

Holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore the holders of a majority of the shares of Common Stock voting for the election of directors may elect all of the Company's Directors standing for election. Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of a liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, and subject to the rights of the holders of outstanding shares of Preferred Stock, if any, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders. The Common Stock has no preemptive, redemption, conversion or subscription rights. All outstanding shares of Common Stock are fully paid and non-assessable. The issuance of Common Stock or of rights to purchase Common Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company.

PREFERRED STOCK

The Articles of Incorporation of the Company authorize the board of Directors to issue, by resolution, 1,000,000 shares of Preferred Stock, in classes, having such designations, preferences, rights and limitations and on such terms and conditions as the board of Directors may from time to time determine, including the rights, if any, of the holders of such Preferred Stock with respect to voting, dividends, redemptions, liquidation and conversion. As at December 31, 1999, no classes of Preferred Stock have been designated and no shares have been issued.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


The Company's Common Stock is quoted on the OTC Bulletin Board system of the National Association of Securities Dealers with the symbol GDRV. The Company's Common Stock was quoted on the OTC-BB from January 15, 1999 to December 1, 1999. Since December 2, 1999, the Common Stock has been quoted on the "pink sheets."



The following table lists the high and low bid prices quoted on the OTC-BB of the National Association of Securities Dealers and pink sheets of the National Quotation Bureau for shares of the Company's Common Stock for each of the fiscal quarters since the Company's stock was first quoted.


--------------------------------------------------------------------------------
FISCAL QUARTER ENDED                HIGH BID                       LOW BID
--------------------------------------------------------------------------------
March 31, 1999                      $0.5100                        $0.3400
--------------------------------------------------------------------------------
June 30, 1999                       $0.5100                        $0.3125
--------------------------------------------------------------------------------
September 30, 1999                  $0.4375                        $0.0900
--------------------------------------------------------------------------------
December 31, 1999                   $0.2900                        $0.0100
--------------------------------------------------------------------------------


On March 7, 2000, the high and low bid prices were both $0.15.


The high and low bid quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

The Company's Common Stock is issued in registered form and the following information is taken from the records of American Securities Transfer and Trust Inc., of 12039 W. Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228, the registrar and transfer agent for the Common Stock.

On November 16, 1999, the shareholders' list for the Company's Common Stock showed 150 registered shareholders and 15,572,874 shares outstanding.

The Company has not paid dividends in the past and it does not expect to have the ability to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth and, when appropriate, retire debt. The Directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the Company's shares are entitled to an equal share in any dividends declared and paid.

ITEM 2.  LEGAL PROCEEDINGS

The officers and directors of the Company certify that to the best of their knowledge, neither the Company nor any of its officers and directors are parties to any legal proceeding or litigation. Further, the officers and directors know of no threatened or contemplated legal proceedings or litigation. None of the officers and directors has been convicted of a felony and none have been convicted of any criminal offense, felony or misdemeanor relating to securities or performance in corporate office. To the best knowledge of the officers and directors, no investigations of felonies, misfeasance in office or securities investigations are either pending or threatened at this time.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting and financial disclosure.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of securities of the Company, without registration, since its inception in June 1997. No such sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.


(a) During the period from the date of formation of the Company on June 17, 1997 to June 30, 1998, the Company issued 3,768,000 shares of Common Stock. 3,568,000 shares were issued at a price of $0.01 per share (for an aggregate of $35,680) in a private placement which took place from April 29, 1998 to June 9, 1998, to 39 persons associated with the founder of the Company, Ryan Barnard. 200,000 shares were issued at a price of $0.05 per share (for an aggregate of $10,000) in a private placement which took place from June 16, 1998 to June 22, 1998, to Tecumseth Holdings Ltd. and Twilight Enterprises JLK Ltd. The higher price was deemed to be justified due to certain developments among Rob Roy, the Company, and the Mexicana I property. Specifically, on May 27, 1998, the Company obtained an assignment of the option agreement from La Mexicana. Thus, if the then proposed acquisition of Rob Roy were to fail, the Company would still have an option on the Mexicana I property and would not have to rely on the efforts of Rob Roy or its subsidiary, La Mexicana. The Company relied upon the exemption from registration contained in Section 504 of Regulation D of the Securities Act of 1933, as amended.



(b) In January and March 1999, a total of 600,000 shares of Common Stock were issued as part of the Company's option payments for the La Mexicana and La Lajita properties. The shares were valued at $0.05 per share ($30,000 aggregate value). The Company relied upon the exemption contained in Rule 504 with respect to 250,000 of these shares and 350,000 shares were issued in reliance on Section 4(2).



(c) In December 1998 and January 1999, 200,000 shares were issued to Twilight Enterprises JLK Ltd. for services valued at $0.05 per share ($10,000 aggregate value) and 1,800,000 shares were sold for $0.05 per share ($90,000 aggregate value) to Cannonbridge Capital Corp., Brian Trowbridge, and Mischcorp Ltd. in reliance on the exemption from registration contained in Rule 504. The price of $0.05 per share was based on the last sale transactions described in paragraphs (a) and (b) above.


(d) In connection with the takeover of Rob Roy in March 1999, 6,454,872 shares were issued in exchange of the Rob Roy shares. The Company relied upon Regulation S with respect to

         4,518,410 of these shares and 1,936,462 shares were issued in reliance on the exemption contained in Rule 504 of Regulation D.


(e) In April 1999, the Company sold 2,000,000 shares at $0.35 per share ($700,000 aggregate value) to Messina Holdings Ltd. and 67849 Capital Ltd. pursuant to the exemption from registration contained in Rule 504. The subscription agreements were entered into just prior to the commencement of trading of the Company's shares in January 1999. The closing bid price on January 20, 1999 was $.40 per share. From January 20, 1999 through April 30, 1999, the closing bid prices for the Common Stock ranged from $0.38 to $0.50.



(f) In September 1999, the Company issued 750,000 shares at $0.10 per share ($75,000 aggregate value) to Twilight Enterprises JLK Ltd. for services rendered pursuant to the exemption from registration contained in
         Section 4(2).



(g) In November 1999, the Company issued 250,000 shares at $0.12 per share ($30,000 aggregate value) as required under the terms of the amended option agreement to acquire the Mexicana I property. See Part I, Item
         3. Description of Property. The shares were issued in reliance on the exemption from registration contained in Section 4(2).



ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the General Corporation Law of Nevada and Article VI of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the Company's best interests or not opposed to the Company's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.


                                    PART F/S

FINANCIAL STATEMENTS


The audited financial statements of the Company for the fiscal year ended June 30, 1999, with comparative figures to June 30, 1998 are attached hereto as pages F-1 to F-13. Effective March 10, 1999, the Company completed the acquisition of 100% of the outstanding common shares of Rob Roy. As the Rob Roy shareholders obtained effective control of the Company through the exchange of their shares of Rob Roy for shares of the Company, the acquisition has been accounted for in these consolidated financial statements as a reverse acquisition. Consequently, the consolidated statements of loss and deficit and changes in cash flows reflect the results from operations and changes in financial position of Rob Roy, the legal subsidiary, since inception combined with those of the Company, the legal parent, from the date of acquisition on March 10, 1999, in accordance with generally accepted accounting principles for reverse acquisitions. In addition, the comparative figures are those of Rob Roy, the legal subsidiary.



The unaudited financial statements of the Company as of and for the six months ended December 31, 1999 are attached hereto as pages F-14 to F-20.

                                    PART III

The following exhibits are included with this registration statement:

       REGULATION
       S-B NUMBER     DOCUMENT

          2.1         Offer to Purchase*

          3.1         Articles of Incorporation*

          3.2         Bylaws*

          10.1        Mexicana I Agreement dated as of February 12, 1998*

          10.2        La Lajita Agreement dated as of February 12, 1998*

          10.3        1999 Stock Option Plan*

          10.4        Agreement with Transmeridian Exploration Inc., as amended*

          10.5        Letter of Intent with OREX Gold Mines Corporation*

          10.6        Mexicana I Agreement dated as of November 12, 1999*


          10.7        Interim Financing Agreement


           21         Subsidiaries of the Registrant*

           27         Financial Data Schedule

*Filed previously


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         GOLDEN RIVER RESOURCES INC.


Date:    April 4, 2000                   By:      /S/ ROBERT BRUCE MANERY
                                            -----------------------------------
                                             Robert Bruce Manery, Secretary

                      Consolidated Financial Statements of

                      GOLDEN RIVER RESOURCES INC.

                      (An Exploration Stage Enterprise)

                      Year ended June 30, 1999

AUDITORS' REPORT TO THE DIRECTORS


We have audited the accompanying consolidated balance sheet of Golden River Resources Inc. and subsidiaries, an exploration stage enterprise, as at June 30, 1999 and the consolidated statements of loss, stockholders' equity and comprehensive income and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company and subsidiaries as at June 30, 1999 and the results of their operations and their cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company, to date, has generated no revenues and has cumulative losses since inception of $1,711,359. These factors, among others, as discussed in Note 2 a), raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management intends to pursue further financing to fund ongoing operations.



signed "KPMG LLP"



Kelowna, Canada

September 7, 1999,  except as to note 11 which is as of  September  23, 1999 and note 7 b) which is as of November 12, 1999.

GOLDEN RIVER RESOURCES INC.
(An Exploration Stage Enterprise)
Consolidated Balance Sheet

June 30, 1999, and 1998

$ United States

==============================================================================================================
                                                                                     1999                 1998
                                                                                                   (Unaudited)
--------------------------------------------------------------------------------------------------------------

ASSETS

Current assets
     Cash                                                                   $      57,149        $      12,798
     Prepaid expense                                                                6,220                 -
     ---------------------------------------------------------------------------------------------------------
                                                                                   63,369               12,798

Capital assets (note 4)                                                             9,428                 -

--------------------------------------------------------------------------------------------------------------
                                                                            $      72,797        $      12,798
==============================================================================================================

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities
     Accounts payable and accrued liabilities                               $     146,569        $      36,780
     Due to shareholders (note 5)                                                  12,190                5,001
     Shares to be issued for services (note 6)                                     75,000                  -
--------------------------------------------------------------------------------------------------------------
                                                                                  233,759               41,781

Stockholders' Deficiency
     Capital stock (note 6)                                                     1,537,475              463,380
     Deficit accumulated during the exploration stage                          (1,711,359)            (509,208)
     Accumulated other comprehensive income
         Cumulative translation adjustment                                         12,922               16,845
--------------------------------------------------------------------------------------------------------------
                                                                                 (160,962)             (28,983)
Commitments (note 7)
Subsequent events (note 11)
---------------------------------------------------------------------------------------------------------------
                                                                            $      72,797        $      12,798
===============================================================================================================


See accompanying notes to consolidated financial statements.

On behalf of the Board:

  /s/  "Roger D. Watts"
------------------------- Director


  /s/  "R. Bruce Manery"
------------------------- Director

GOLDEN RIVER RESOURCES INC.
(An Exploration Stage Enterprise)
Consolidated Statement of Loss

Year ended June 30, 1999, and from inception on June 13, 1997 to June 30, 1998

$ United States

==============================================================================================================
                                                       From Inception
                                                      (June 13, 1997)
                                                     to June 30, 1999                1999                 1998
                                                          (Unaudited)                              (Unaudited)
---------------------------------------------------------------------------------------------------------------

Expenses
     Amortization                                      $        1,232       $       1,232        $        -
     Consulting fees                                            2,821                -                   2,821
     Exploration of mineral properties                        315,973             245,210               70,763
     General and administrative                                62,393              35,592               26,801
     Option payments to acquire mineral properties            830,489             576,050              254,439
     Professional fees                                        184,371             152,065               32,306
     Management fees                                          125,308              55,618               69,690
     Travel and promotion                                     188,772             136,384               52,388

---------------------------------------------------------------------------------------------------------------
Loss                                                   $    1,711,359       $   1,202,151        $     509,208
===============================================================================================================

Weighted average number of shares                           4,850,475           8,032,055            1,964,786

Loss per share                                         $       (0.35)       $      (0.15)        $      (0.26)
===============================================================================================================






See accompanying notes to consolidated financial statements.

GOLDEN RIVER RESOURCES INC.
(An Exploration Stage Enterprise)
Consolidated Statement of Stockholders' Equity and Comprehensive Income

Year ended June 30, 1999, and from inception on June 13, 1997 to June 30, 1998

$ United States

===================================================================================================================
                                                                           Deficit
                                                                       Accumulated     Accumulated
                                                                        During the           Other           Total
                                                Capital Stock          Exploration   Comprehensive    Stockholders
                                            Shares        Amount             Stage          Income          Equity
-------------------------------------------------------------------------------------------------------------------

Issued for cash at Cdn $0.01
  (US $0.007) per share                    750,000    $     5,115     $       -      $     -          $      5,115

Issued for cash at Cdn $0.25
  (US $0.17) per share                   2,687,634        458,265             -            -               458,265
-------------------------------------------------------------------------------------------------------------------
                                         3,437,634        463,380             -            -               463,380

Comprehensive income:
   Loss                                       -              -            (509,208)        -              (509,208)
   Foreign currency
   translation adjustment                     -              -                -          16,845             16,845
-------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                   -              -            (509,208)      16,845           (492,363)

-------------------------------------------------------------------------------------------------------------------
Rob Roy balance, June 30, 1998
  (Unaudited)                            3,437,634        463,380         (509,208)      16,845            (28,983)

Issued for cash at Cdn $0.25
  (US $0.17) per share                   3,017,238        515,591             -            -               515,591

Share issue costs                             -          (161,740)            -            -              (161,740)

Adjustment to record business
   combination with Golden River         8,368,000        720,244             -            -               720,244
-------------------------------------------------------------------------------------------------------------------
                                        14,822,872      1,537,475         (509,208)      16,845          1,045,112

Comprehensive income:
  Loss                                        -              -          (1,202,151)        -            (1,202,151)
  Foreign currency translation
     adjustment                               -              -                -          (3,923)            (3,923)
-------------------------------------------------------------------------------------------------------------------
Comprehensive loss                            -              -          (1,202,151)      (3,923)        (1,206,074)

-------------------------------------------------------------------------------------------------------------------
Balance June 30, 1999                   14,822,872     $1,537,475    $  (1,711,359)  $   12,922       $   (160,962)
===================================================================================================================


See accompanying notes to consolidated financial statements.

GOLDEN RIVER RESOURCES INC.
(An Exploration Stage Enterprise)
Consolidated Statement of Cash Flows

Year ended June 30, 1999, and from inception on June 13, 1997 to June 30, 1998

$ United States

===============================================================================================================
                                                       From Inception
                                                       (June 13, 1997)
                                                     to June 30, 1999                1999                 1998
                                                           (Unaudited)                              (Unaudited)
----------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
     Cash spent on mineral property exploration        $     (315,973)      $    (245,210)       $     (70,763)
     Cash paid to suppliers and management                   (471,453)           (329,228)            (142,225)
     Option payments to acquire mineral properties           (800,489)           (546,050)            (254,439)
     Interest paid                                                -                   -                    -
     Income taxes paid                                            -                   -                    -
----------------------------------------------------------------------------------------------------------------
                                                           (1,587,915)         (1,120,488)            (467,427)

Cash flows from investing activities:
     Purchase of capital assets                               (11,418)            (11,418)                -

Cash flows from financing activities:
     Issuance of capital stock                                903,971             440,591              463,380
     Proceeds from realization of net assets acquired
       from the business combination with Golden
       River                                                  739,589             739,589                 -
----------------------------------------------------------------------------------------------------------------
                                                            1,643,560           1,180,180              463,380

Foreign currency translation adjustment of cash
   balances                                                    12,922              (3,923)              16,845
----------------------------------------------------------------------------------------------------------------
Increase in cash                                               57,149              44,351               12,798

Cash, beginning of period                                        -                 12,798                 -

----------------------------------------------------------------------------------------------------------------
Cash, end of period                                    $       57,149       $      57,149        $      12,798
================================================================================================================





See accompanying notes to consolidated financial statements.

GOLDEN RIVER RESOURCES INC.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements (page 1)

Year ended June 30, 1999

$ United States

================================================================================


1.   NATURE OF OPERATIONS:

     Golden River Resources Inc. ("Golden River" or the "Company") was incorporated on June 17, 1997 under the laws of Nevada and its principal business activity is mineral property exploration and development. Prior to the Company's business combination with Rob Roy Resources Inc. ("Rob Roy")(note 3), the Company was a shell corporation with no operations since inception. Rob Roy was incorporated on June 13, 1997 under the laws of British Columbia, Canada.

     The Company, through mineral property option agreements (note 7), is in the process of exploring and developing mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

     Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of the mineral properties to which it has an option to acquire an interest and, to the best of its knowledge, title to all of these properties is in good standing. The properties in which the Company has committed to earn an interest are located in Durango, Mexico and the Company is therefore relying on title opinion by legal counsel who are basing such opinions on the laws of Durango.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     a)   Going concern

          These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. As shown in the consolidated financial statements, to date, the Company has generated no revenues and has cumulative losses since inception of $1,711,359. In addition, as noted in note 7 b), the Company is committed to significant payments pursuant to a mineral property option agreement. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on its ability to generate future profitable operations and receive continued financial support from its shareholders and other investors. Management intends to pursue further financing to fund ongoing operations.

GOLDEN RIVER RESOURCES INC.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements (page 2)

Year ended June 30, 1999

$ United States

================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     b)   Basis of presentation and consolidation:

          The  consolidated  financial  statements  include the  accounts of the
          Company   and   its   wholly-owned   subsidiaries.   All   significant
          intercompany balances and transactions have been eliminated.

          Effective March 10, 1999, the Company completed the acquisition of 100% of the outstanding common shares of Rob Roy. As the Rob Roy shareholders obtained effective control of the Company through the exchange of their shares of Rob Roy for shares of the Company, the acquisition of Rob Roy has been accounted for in these consolidated financial statements as a reverse acquisition. Consequently, the consolidated statements of loss, stockholders' equity and comprehensive income and cash flows reflect the results from operations and cash flows of Rob Roy, the legal subsidiary, for the year ended June 30, 1999, combined with those of Golden River, the legal parent, from acquisition on March 10, 1999, in accordance with generally accepted accounting principles for reverse acquisitions. Amounts prior to March 10, 1999 are those of Rob Roy.

          In the opinion of management, all adjustments (consisting only of normal recurring items) necessary for the fair presentation of the unaudited 1998 comparative figures, for the period from inception on June 13, 1997 to June 30, 1998, in conformity with generally accepted accounting principles have been made.

     c)   Translation of Financial Statements

          The Company's subsidiary, Rob Roy Resources Ltd., operates in Canada and its operations are conducted in Canadian currency.

          These statements have been translated into United States dollars. The method of translation applied is as follows:

          i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, being US $1.00 per Cdn $1.4630.

          ii) Non-monetary assets and liabilities are translated at the rate of exchange in effect at the date the transaction occurred.

          iii) Expenses are translated at the exchange rate in effect at the transaction date.

          iv) The net adjustment arising from the translation is recorded in a separate component of stockholders' equity called "Cumulative translation adjustment" which is included in "Acumulated other comprehensive income".

     d)   Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GOLDEN RIVER RESOURCES INC.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements (page 3)

Year ended June 30, 1999

$ United States

================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     e)   Financial instruments

          The fair values of cash and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of these instruments. It is not possible to determine the fair value of amounts due to shareholders as a maturity date is not determinable. The maximum credit risk exposure for all financial assets is the carrying amount of that asset.

     f)   Capital assets

          Capital assets are stated at cost. Amortization is provided using the following methods and annual rates which are intended to amortize the cost of assets over their estimated useful life:


          ======================================================================
          Asset                            Method                      Rate
          ----------------------------------------------------------------------
          Furniture and equipment    Declining balance                  20%
          Computer equipment         Declining balance                  30%
          ----------------------------------------------------------------------

          Amortization is provided at one-half the annual rates in the year of acquisition.

     g)   Mineral properties

          All costs associated with acquiring and exploring mineral properties are expensed as incurred until such time as economic proven reserves can be established.

     h)   Loss per share

          Loss per share has been calculated using the weighted average number of common shares outstanding during the period. The effect of the contingent stock issues (note 7(b)) and stock options issued subsequent to June 30, 1999 (note 11), have not been included in the computation because to do so would be anti-dilutive.

     i)   Accounting standards change

          In June, 1998, the Financial Accounting Standards Board issued SFAS no. 133, "Accounting for Derivative Instruments and Hedging Activities." Management is in the process of reviewing this new standard. Adoption of this statement is not expected to have a significant impact on the results of operations or financial position.

     j)   Stock option plan

          During 1999, the Company adopted a stock option plan whereby directors, officers and employees of the Company were granted the right to subscribe for up to 10% of the issued and outstanding shares of the Company at prices to be fixed at the time the options are granted. Options issued pursuant to the plan have a vesting period of three months and expire five years from the date of issue.

GOLDEN RIVER RESOURCES INC.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements (page 4)

Year ended June 30, 1999

$ United States

================================================================================
2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     j)   Stock option plan (continued)

          The Company applies APB Opinion No. 25 in accounting for its employee stock option plan whereby compensation cost is recorded only to the extent that the market price exceeds the exercise price at the date of grant and, accordingly, no compensation cost will be recognized for its stock options in the financial statements. Options granted to non-employees will be accounted for at their fair value at the date of grant.

3. BUSINESS COMBINATION:

     Effective March 10, 1999, Golden River and Rob Roy executed their business combination agreement. Golden River issued 6,454,872 common shares to the shareholders of Rob Roy in consideration for all of the issued and outstanding common shares of Rob Roy on the basis of one common share of Golden River for each common share of Rob Roy. As the former shareholders of Rob Roy obtained effective control of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse acquisition and the purchase method of accounting has been applied. Under reverse acquisition accounting, Rob Roy is considered to have acquired Golden River with the results of Golden River's operations included in the consolidated financial statements from the date of acquisition.

     Rob Roy is considered the continuing entity and consequently, the amounts prior to March 10, 1999 are those of Rob Roy.

     Prior to the business combination with Rob Roy, Golden River was deemed a shell corporation with no operations since inception on June 17, 1997. Equity financing was raised prior to March 10, 1999 in anticipation of the business combination. Accordingly, the acquisition has been recorded at the fair value of the tangible net assets of Golden River at the date of acquisition. The acquisition details are as follows:

     Net assets acquired
       Cash                                                           $   34,761
       Share subscriptions receivable                                    514,500
       Due from related party                                            267,174
       Current liabilities                                              (96,191)
     ---------------------------------------------------------------------------
       Consideration given for net assets acquired                       720,244
       Common shares issued                                            $ 720,244
     ===========================================================================

     Proforma results for periods prior to the acquisition have not been provided as such results would not be significantly different from those reported.

     The amount due from related party was receivable from Rob Roy Resources Ltd. and has been eliminated upon consolidation of the Company and Rob Roy.

     The share subscriptions receivable were collected subsequent to the business combination on March 10, 1999.

GOLDEN RIVER RESOURCES INC.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements (page 5)

Year ended June 30, 1999

$ United States

================================================================================

4.   CAPITAL ASSETS:

     ===========================================================================
     1999                                       Accumulated           Net book
                                     Cost      amortization              Value
     Furniture and equipment     $  6,668          $    667            $ 6,001
     Computer equipment             4,031               604              3,427
     ---------------------------------------------------------------------------
                                 $ 10,699          $  1,271            $ 9,428
     ===========================================================================

5.   DUE TO SHAREHOLDERS:

     The amount due to shareholders is unsecured and without interest or stated terms of repayment.

6.   CAPITAL STOCK:

     a)   Authorized:
            50,000,000 common shares with a par value of $0.001 per share
             1,000,000 preferred shares with a par value of $0.01 per share

     b) As at June 30, 1999, 7,115,678 common shares were subject to hold periods under which the holder's right to sell such shares is restricted.

     c) During 1999, the Company received services for which it agreed to issue 750,000 Common shares at the fair market value of $0.10 per share. The shares were issued subsequent to June 30, 1999.

7.   COMMITMENTS:

     a)   La Lajita
          Pursuant to an option agreement with an effective date of July 1, 1997, as evidenced in writing on February 12, 1998, the Company acquired an option to earn a 60% interest in five mineral claims located in the Municipality of Pueblo Nuevo, State of Durango, Mexico.

          The agreement required periodic option payments, the issuance of capital stock and a commitment to undertake minimum exploration expenditures on the properties over a term of three years.

          To June 30, 1999, the Company made option payments in the aggregate amount of $534,214, including the prepayment of $75,000 due July 1, 1999, and 350,000 shares at an agreed price of $0.05 per share, and incurred exploration expenditures in excess of $300,000 with respect to the properties.

          Subsequent to June 30, 1999, the Company elected to abandon the La Lajita properties.

GOLDEN RIVER RESOURCES INC.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements (page 6)

Year ended June 30, 1999

$ United States

================================================================================

7.   COMMITMENTS (CONTINUED):

     b)   La Mexicana

          Pursuant to an option agreement with an effective date of July 1, 1997, as evidenced in writing on February 12, 1998, the Company acquired an option to earn a 70% interest in mineral claims located in the Municipality of Pueblo Nuevo, State of Durango, Mexico. The agreement requires the following:

          o    an initial payment of $50,000;

          o $50,000 semi-annually commencing January 1, 1998 until February 12, 2001, or until a positive bankable feasibility study is completed, whichever is the earliest to occur;

          o the issuance of 250,000 common shares at an agreed price of $0.05 per share on the effective date that the Company became listed on a recognized quotation system (being March 10, 1999); and

          o the issuance of a further 250,000 shares at an agreed price of $0.05 per share on each of September 10, 1999, March 10, 2000 and September 20, 2000.

     In addition, under the terms of the agreement, the Company must make exploration expenditures on the claims in the amount of $300,000 by June 30, 1998, $500,000 by June 30, 1999 and $700,000 by June 30, 2000. The
     Company is also responsible for the payment of any value added taxes on the property.

     As at June 30, 1999, the Company has made option payments in the aggregate amount of $307,500, including prepayment of the $50,000 payment due July 1, 1999 and $45,000 on account of the payment due January 1, 2000, but has only made nominal exploration expenditures of the nature outlined in the agreement. However, effective November 12, 1999 the Company signed an amended agreement which revises the terms of the original agreement as follows:

     o the Company must make exploration expenditures on the claims in the amount of $300,000 by June 12, 2000 and $1,200,000 by February 12,
          2001; and

     o the Company must issue 750,000 common shares prior to March 10, 2002 with a minimum of 250,000 shares issued by February 12, 2000.

8.   RELATED PARTY TRANSACTIONS:

     During the year, the Company paid or accrued management fees of $55,618 (1998 - $69,690) to Directors of the Company.

9.   COMPARATIVE FIGURES:

     Certain of the comparative figures have been restated to conform with the presentation adopted in the current year.

Golden River Resources Inc.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements (page 7)

Year ended June 30, 1999

$ United States

================================================================================

10.  STATEMENT OF CASH FLOWS:

     Cash flows from operating activities prepared under the indirect method are as follows:

================================================================================================================
                                                         From inception
                                                     (June 13, 1997) to
                                                          June 30, 1999               1999                1998
                                                                                                    (Unaudited)
----------------------------------------------------------------------------------------------------------------

     Loss                                              $    (1,711,359)     $   (1,202,151)       $   (509,208)
     Non cash items
       Amortization                                              1,232               1,232                   -
       Shares issued pursuant to mineral
         property agreements                                    30,000              30,000                   -
     Accounts payable and accrued liabilities                   86,242              49,462              36,780
     Other changes in non-cash working capital                   5,970                 969               5,001
----------------------------------------------------------------------------------------------------------------
                                                       $    (1,587,915)     $   (1,120,488)       $   (467,427)
================================================================================================================


11.  SUBSEQUENT EVENTS:

     Subsequent to June 30, 1999, the Company received a loan in the amount of $60,350. The loan is unsecured, does not bear interest and has no fixed terms of repayment.

     On September 23, 1999, the Company issued 1,450,000 common share stock options. These stock options have an exercise price of $0.10 per share, a vesting date of December 23, 1999 and expire on September 23, 2004.

12.  THE YEAR 2000 ISSUE:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                  Consolidated Financial Statements of

                  GOLDEN RIVER RESOURCES INC.

                  (An Exploration Stage Enterprise)

                  Six month period ended, December 31, 1999
                  (Unaudited - Prepared by Management)

GOLDEN RIVER RESOURCES INC.
(An Exploration Stage Enterprise)
Consolidated Balance Sheet

$ United States

December 31, 1999 and 1998
(Unaudited - Prepared by Management)

================================================================================================================
                                                                                    1999                   1998
================================================================================================================

ASSETS

Current Assets
     Cash                                                                  $       8,561          $      90,757
     Prepaid expense                                                               4,688                    -
================================================================================================================
                                                                                  13,249                 90,757

Capital assets, net of amortization                                                9,915                    -

================================================================================================================
                                                                           $      23,164          $      90,757
================================================================================================================

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities
     Accounts payable and accrued liabilities                              $     140,570          $      13,536
     Due to shareholders                                                          22,228                 97,473
     Shares to be issued for cash                                                    -                  498,832
     Long term debt (note 2)                                                     100,233                    -
================================================================================================================
                                                                                 263,031                609,841

Stockholders' Deficiency
     Capital stock                                                             1,642,475                469,994
     Additional paid in capital                                                   78,700                 78,700
     Deficit accumulated during the exploration stage                        (1,973,889)            (1,014,718)
     Accumulated other comprehensive income
         Cumulative translation adjustment                                        12,847                 25,640
================================================================================================================
                                                                                (239,867)              (519,084)

================================================================================================================
                                                                           $      23,164          $      90,757
================================================================================================================


See accompanying notes to consolidated financial statements.


On behalf of the Board:

     /s/ "ROGER D. WATTS"
---------------------------- Director

    /s/ "R. BRUCE MANERY"
---------------------------- Director

GOLDEN RIVER RESOURCES INC.
(An Exploration Stage Enterprise)
Consolidated Statement of Loss

$ United States

Six month period ended December 31, 1999 and 1998
(Unaudited - Prepared by Management)

===============================================================================================================
                                                     From Inception
                                                    (June 13, 1997)
                                               to December 31, 1999                 1999                   1998
===============================================================================================================

Expenses
     Amortization                                    $          794      $           562          $          -
     Consulting fees                                         97,586               94,765                     -
     Exploration of mineral properties                      358,379               42,406                 78,974
     General and administrative                              84,370               21,977                 14,507
     Management fees                                        125,308                  -                   12,593
     Option payments to acquire mineral
       properties written off                               860,489               30,000                297,602
     Professional fees                                      228,836               44,465                 66,918
     Travel and promotion                                   217,127               28,355                 34,916
================================================================================================================
                                                          1,973,889              262,530                505,510
================================================================================================================

Loss                                                 $   (1,973,889)     $      (262,530)         $    (505,510)
================================================================================================================

Weighted average number of shares                         6,918,865           15,376,079              3,469,808
Loss per share                                       $        (0.29)     $         (0.02)         $       (0.15)
================================================================================================================


See accompanying notes to consolidated financial statements.

GOLDEN RIVER RESOURCES INC.
(An Exploration Stage Enterprise)
Consolidated Statement of Stockholders' Deficiency and Comprehensive Income

$ United States

Six month period ended December 31, 1999
(Unaudited - Prepared by Management)

===================================================================================================================
                                                                            Deficit
                                                                        Accumulated     Accumulated
                                                        Additional       During the           Other          Total
                                  CAPITAL STOCK            Paid in      Exploration   Comprehensive   Stockholders
                              Shares          Amount       Capital            Stage          Income         Equity
===================================================================================================================

Golden River Balance,
June 30, 1999              14,822,872    $ 1,537,475   $         -      $(1,711,359)  $     12,922    $  (160,962)

Issued for services         1,932,200        193,220             -                -              -        193,220

Share issue costs                  -        (118,220)            -                -              -       (118,220)

Compensation cost of
  options issued to
  non-employees                    -              -         78,700                -              -         78,700

Shares issued pursuant
  to Mineral Property
  agreement @ $.12
  per share                   250,000         30,000             -                -              -         30,000
-------------------------------------------------------------------------------------------------------------------
                           17,005,072      1,642,475        78,700       (1,711,359)        12,922         22,738

Comprehensive income:
  Loss                             -              -              -         (262,530)             -       (262,530)
  Foreign currency
     translation adjustment        -              -              -                -            (75)           (75)
-------------------------------------------------------------------------------------------------------------------
Comprehensive loss                 -              -              -         (262,530)           (75)      (262,605)

-------------------------------------------------------------------------------------------------------------------
Balance December 31,
  1999 (Unaudited)        17,005,072     $ 1,642,475   $    78,700      $(1,973,889)  $     12,847    $  (239,867)
===================================================================================================================

See accompanying notes to consolidated financial statements.

GOLDEN RIVER RESOURCES INC.
(An Exploration Stage Enterprise)
Consolidated Statement of Cash Flows

$ United States

Six month period ended December 31, 1999 and 1998
(Unaudited - Prepared by  Management

==================================================================================================================
                                                    From Inception
                                                   (June 13, 1997)
                                              to December 31, 1999                 1999                   1998
==================================================================================================================

Loss                                                 $  (1,973,889)        $   (262,530)         $    (505,510)

Cash flows from operating activities:
  Items not involving cash:
    Amortization                                              1,794                  562                    -
    Option payments to acquire mineral
      properties written off                                 60,000               30,000                    -
    Compensation cost of options issued
      to non-employees                                       78,700               78,700                    -
    Accounts payable and accrued liabilities                 80,242               (5,999)               (23,244)
    Other changes in non-cash operating
    Working capital                                          17,541               11,570                 92,472
==================================================================================================================
                                                         (1,735,612)            (147,697)              (436,282)
Cash flows from investing activities:
   Purchase of capital assets                               (12,467)              (1,049)                    -

Cash flows from financing activities:
   Proceeds from long term debt                             100,233              100,233                     -
   Proceeds from share subscriptions                            -                    -                  498,832
   Issuance of capital stock                                903,971                  -                    6,614
   Proceeds from realization of assets acquired from
     the business combination with Golden River             739,589                  -                      -
==================================================================================================================
                                                          1,743,793              100,233                505,446

Foreign currency translation adjustment                      12,847                 (75)                  8,795
==================================================================================================================
Increase (decrease) in cash                                   8,561             (48,588)                 77,959

Cash position, beginning of period                              -                 57,149                 12,798

==================================================================================================================
Cash position, end of period                         $        8,561        $       8,561         $       90,757
==================================================================================================================


See accompanying notes to consolidated financial statements.

GOLDEN RIVER RESOURCES INC.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements

$ United States

Six month period ended December 31, 1999 and 1998
(Unaudited - Prepared by Management)

================================================================================

1.   SIGNIFICANT ACCOUNTING POLICIES:

     a) In the opinion of management, all adjustments (consisting of normal recurring items) necessary for the fair presentation of these unaudited financial statements in conformity with generally accepted accounting principles have been made.

     b)   Translation of Financial Statements

          The Company's subsidiary, Rob Roy Resources Ltd., operates in Canada and its operation are conducted in Canadian currency.

          These consolidated statements are presented in United States currency for the convenience of readers accustomed to United States Currency. The method of translation applied is as follows:

          i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheetdate, being US $1.00 per Cdn $1.4721.

          ii) Non-monetary assets and liabilities are translated at the rate of exchange in effect at the date transaction occurred.

          iii) Revenues and expenses are translated at the exchange rate in effect at the transaction date.

          iv) The net adjustment arising from the translation is recorded in a separate component of stockholders' equity called "Cumulative translation adjustment" which is included in "Accumulated other comprehensive income".

     c)   Loss per share

          Loss per share has been calculated using the weighted average number of common shares outstanding during the period. The effect of the contingent stock issues pursuant to the La Mexicana agreement, and the stock options issued during the period (note 3) have not been included in the computation because to do so would be anti-dilutive.

2.   LONG TERM DEBT:

     The long term debt is demand in nature, does not bear interest and has no fixed terms of repayment.

GOLDEN RIVER RESOURCES INC.
(An Exploration Stage Enterprise)
Notes to Consolidated Financial Statements

$ United States

Six month period ended December 31, 1999 and 1998
(Unaudited - Prepared by Management)

================================================================================

3.   STOCK OPTION PLAN:

     During 1999, the Company adopted a stock option plan whereby directors, officers and employees of the Company were granted the right to subscribe for up to 10% of the issued and outstanding shares of the Company at prices to be fixed at the time the options are granted. Options issued pursuant to the Plan have a vesting period of three months, and expire five years from the date of issue. The Company applies APB Opinion NO. 25 in accounting for its employee stock option plan whereby compensation cost is recorded only to the extent that the market price exceeds the exercise price at the date of grant and, accordingly, no compensation cost is recognized for its stock options in these financial statements. Options granted to non-employees will be accounted for at their fair value at the date of grant.

     During the period ended December 31, 1999, the Company issued 1,450,000 common share stock options. These stock options have an exercise price of $0.10 per share, a vesting date of December 23, 1999 and expire on September 23, 2004.

     Of these options, $1,050,000 were granted to non-employees. The fair value of these options has been determined to be $78,700 using the Black Scholes Method using the expected life to be the life of the options, volatility factor of 95%, risk free rate of 5.5% and no assumed dividend rate.